

July 16, 2012

Via E-mail
Randy P. Giles
Executive Vice President, Chief Financial Officer and
Treasurer
Coventry Health Care, Inc.
6720-B Rockledge Drive, Suite 700
Bethesda, Maryland 20817

> Re: **Coventry Health Care, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-16477**

Dear Mr. Giles:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 35

1. During the fourth quarter 2011 earnings conference call you stated that you ended the year with a significant minimum medical loss ratio rebate accrual. Please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of the rebate you recorded against revenues during 2011. Please confirm that you will disclose any material changes in prior period estimates.

Investments, page 38

2. Please provide us proposed disclosure to be included in future periodic reports that clarifies the source of the credit ratings included on pages 39 and 47.

Liquidity and Capital Resources
Cash Flows, page 48

3. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in net cash from investing activities and financing activities for all periods presented. Your current disclosure only explains the cash from investing and financing activities for 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant